

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2021

Scott Hodgdon
Corporate and Securities Counsel
Fisker Inc./DE
1888 Rosecrans Avenue
Manhattan Beach, CA 90266

> **Re: Fisker Inc./DE**
> **Registration Statement on Form S-3**
> **Filed December 23, 2021**
> **File No. 333-261875**

Dear Mr. Hodgdon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Albert Vanderlaan